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                             January 11, 2022

       William A. Petty
       Chief Executive Officer
       Franklin Mining, Inc.
       214 West Bandera Road
       #114-459
       Boerne, TX 78006

                                                        Re: Franklin Mining,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed January 6,
2022
                                                            File No. 024-11771

       Dear Mr. Petty:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Laura Nicholson, Special
       Counsel, at (202) 551-3584 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Energy & Transportation
       cc:                                              Jeff Turner, Esq.